COMMENTS RECEIVED ON FEBRUARY 13, 2007
FROM ROBB LAMONT
FIDELITY RUTLAND TRUST II (File Nos. 333-139429 and 811-21991)
Fidelity Strategic Advisers Mid Cap Value Portfolio
Fidelity Strategic Adviser Small Cap Portfolio

1.	Fidelity Strategic Advisers Mid Cap Value Portfolio
Fidelity Strategic Advisers Small Cap Portfolio

Cover Page (prospectus)

C: Please include the name of the Trust. See Item 1(a)(1) of Form N-1A.

R: Item 1(a)(1) requires the name of the Fund to appear on the front cover of the prospectus.  General Instruction A of Form N-1A defines “Fund” as “the Registrant or a separate series of the Registrant.”  (emphasis added)  The name of each series appears on the cover page, thus no change has been made.

2.	Fidelity Strategic Advisers Mid Cap Value Portfolio
Fidelity Strategic Advisers Small Cap Portfolio

“Investment Summary” (prospectus)
“Principal Investment Risks”

C: The disclosure states that the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation.  Please confirm that the Fund is sold through an insured depository institution.  Item 2(c)(1)(iii).

R: The fund is not sold through an insured depository institution; however, we believe this disclosure is helpful to investors. While Item 2(c)(1)(iii) requires that a fund “advised by or sold through an insured depository institution” include this statement, Item 2(c)(1)(iii) does not prevent a fund that is not  advised by or sold through an insured depository institution from including this statement.

3.	Fidelity Strategic Advisers Mid Cap Value Portfolio
Fidelity Strategic Advisers Small Cap Portfolio

“Fee Table”

C: Please remove the two effective date columns from footnote “B” in the table or explain why they are included:

R: The effective date columns will be removed in the pre-effective amendment.

4.	Fidelity Strategic Advisers Small Cap Portfolio

“Fund Basics”

C: Please define Strategic Advisers, Inc. as the adviser/manager of the Fund.

R: This will be revised in the fund’s pre-effective amendment.

5.	Fidelity Strategic Advisers Mid Cap Value Portfolio
Fidelity Strategic Advisers Small Cap Portfolio

Portfolio Holdings

C:  Please disclose that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available (i) in the Fund’s SAI or (ii) on the Fund’s website. Item 4(d).

R:  We note that the back cover of each fund’s prospectus includes the following disclosure: “A description of the fund’s policies and procedures for disclosing its holdings is available in the fund’s SAI and on Fidelity’s web sites.”

6.	Fidelity Strategic Advisers Mid Cap Value Portfolio
Fidelity Strategic Advisers Small Cap Portfolio

“Fund Services” (prospectuses)
“Fund Management”

C: Please describe the manager’s experience. Item 5(a)(1).

R: Strategic Advisers’ assets under management, which is reflective of the manager’s experience, will be added to each fund’s pre-effective amendment.

7.	Fidelity Strategic Advisers Mid Cap Value Portfolio
Fidelity Strategic Advisers Small Cap Portfolio

“Fund Services” (prospectuses)
“Fund Management”

C: Please include a statement that a discussion regarding the basis for the board’s approval of the advisory agreement is available in the funds’ annual or semi-annual report. See Item 5(a)(1)(iii) of Form N-1A.

R: The requested disclosure will appear in each fund’s first annual revision.

8.	Fidelity Strategic Advisers Mid Cap Value Portfolio
Fidelity Strategic Advisers Small Cap Portfolio

“Fund Services” (prospectuses)
“Fund Distribution”

C: Please provide additional disclosure to distinguish between the Initial Class and Investor Class of shares.

R: Initial Class and Investor Class have different “Other Expenses,” which will be reflected in the fee table. The pre-effective amendment will include the completed fee table.

9.	Fidelity Strategic Advisers Mid Cap Value Portfolio
Fidelity Strategic Advisers Small Cap Portfolio

“Trustees and Officers” (SAI)

C: Please revise the format of this section to comply with the Item 12 disclosure. For example, the management information should be in a table format.

R:  Item 12(a)(1) requires a fund to “[p]rovide the information required by the following table for each director and officer of the Fund, and ... member of the [advisory] board .”  We believe that we comply with this requirement by including the trustee and officer disclosure as presented because we provide all of the required information. Additionally, Instruction 2 to Item 12 states “[w]hen furnishing information in narrative form, indicate by heading or otherwise the directors who are interested persons and the directors who are not interested persons.” (Emphasis added.) In contrast, in other instances the Commission has specifically required the inclusion of information in tabular format. For example, Item 2(c)(2)(iii) of Form N-1A states that if a fund has annual returns for at least one calendar year, the fund must “provide a table showing the Fund’s (A) average annual total return; (B) average annual total return (after taxes on distributions); and (C) average annual total return (after taxes on distributions and redemption).” We used Instruction 2 to Item 12 as our guide in drafting our current disclosure and believe that our current disclosure presents the required information in a concise manner without repeating similar information for each applicable Trustee and officer. Accordingly, we have determined not to modify the disclosure.

10.	Fidelity Strategic Advisers Mid Cap Value Portfolio
Fidelity Strategic Advisers Small Cap Portfolio

C: Financial statements, exhibits, and other information not included in this registration statement should be filed by pre-effective amendment.

R: The funds will file financial statements, exhibits and other information not included in the registration statement in one or more pre-effective amendments.

11.	Fidelity Strategic Advisers Mid Cap Value Portfolio
Fidelity Strategic Advisers Small Cap Portfolio

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

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